--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                 X  Director             10% Owner
   Dickey,        William           P.          Horizon Group, Inc./HGI (1)                    ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
  c/o The Dermot Company, Inc.
  P.O. Box 2039, 110 Fifteenth Street                                         6/98
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,       X  (Check Applicable Line)
                                                                           Date of Original   ---Form filed by One Reporting Person
                                                                           (Month/Year)       ---Form filed by More than One
    Del Mar      California        92014                                                         Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01         6/15/98   J(2)            2,000        D      (2)              0             D
 per share, of Horizon
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01         6/15/98   J(2)            1,194        A      (2)          1,194             D
 per share, of Prime
------------------------------------------------------------------------------------------------------------------------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
Horizon Director/Employee                $21.63      6/15/98  J(3)                        5,000
 Stock Option
------------------------------------------------------------------------------------------------------------------------
Prime Director/Employee                  $21.63      6/15/98  J(3)             4,596                 6/15/98   4/30/06
 Stock Option
------------------------------------------------------------------------------------------------------------------------
Horizon Director/Employee                $24.38      6/15/98  J(3)                        5,000
 Stock Option
------------------------------------------------------------------------------------------------------------------------
Prime Director/Employee                  $24.38      6/15/98  J(3)             4,596                 6/15/98   6/30/05
 Stock Option
------------------------------------------------------------------------------------------------------------------------
Prime Nonemployee Director               $13.44      6/15/98   A               5,000                 6/15/98   6/15/08
 Stock Option
------------------------------------------------------------------------------------------------------------------------
Prime Series B Preferred Stock,            (4)       6/15/98  J(2)               400                 6/15/98     none
 par value $0.01 per share
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
Common Stock           5,000             (3)             0           D
------------------------------------------------------------------------------------------
Common Stock           4,596             (3)         4,596           D
------------------------------------------------------------------------------------------
Common Stock           5,000             (3)             0           D
------------------------------------------------------------------------------------------
Common Stock           4,596             (3)         4,596           D
------------------------------------------------------------------------------------------
Common Stock           5,000             N/A         5,000           D
------------------------------------------------------------------------------------------
Common Stock             478             (2)           400           D
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Explanation of Responses:  SEE PAGE 3 OF 3 (ATTACHED)






                                                                                     /s/ William P. Dickey          July 10, 1998
                                                                               -----------------------------------  -------------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)

1.  NAME AND ADDRESS OF REPORTING PERSON: William P. Dickey

2.  ISSUER NAME AND TICKER OR TRADING SYMBOL:  Horizon Group, Inc./HGI

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY):

4.  STATEMENT FOR THE MON/YEAR: June/1998


                                  ********************

(1) On June 15, 1998, Horizon Group, Inc. ("Horizon") merged into Sky Merger Corp., a wholly owned subsidiary, and immediately thereafter, Prime Retail, Inc. ("Prime") merged into Sky Merger Corp. (the "Merger"). The surviving corporation in the Merger changed its name to Prime Retail, Inc. and is trading under the symbol PRT.

(2) Common shares of Horizon were converted into common shares of Prime and Series B Preferred Stock of Prime at the exchange ratio of 0.597 of a share of Prime common stock and 0.20 of a share of Prime Series B Preferred Stock per share of Horizon common stock in the Merger.

(3) The Horizon Director/Employee Stock Options were assumed by Prime and are now exercisable for shares of Prime common stock, equal to the product of (A) 0.9193 times (B) the number of common shares of Sky Merger Corp. subject to such option, on the same terms except the options continue to be exercisable regardless of death, disability or termination of optionee.

(4) Shares of Prime Series B Preferred Stock are convertible on a 1.19617 to one basis into shares of common stock of Prime.



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